Exhibit 12
Murphy USA Inc. and Consolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges (unaudited)
(Thousands of dollars)

	Nine Months
	Ended	Years Ended December 31,
	September 30, 2015	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$173,788	$339,347	$254,194	$229,940	$310,409	$202,173
Distributions greater than equity in earnings of affiliates	—	—	—	—	—	—
Previously capitalized interest charged to earnings during the period	—	—	—	—	—	—
Interest and expense on indebtedness, excluding capitalized interest	25,040	36,646	14,608	505	548	3,835
Interest portion of rentals *	2,402	2,842	2,380	2,610	3,015	2,739
Earnings before provision for taxes and fixed charges	$201,230	$378,835	$271,182	$233,055	$313,972	$208,747
Interest and expense on indebtedness, excluding capitalized interest	25,040	36,646	14,608	505	548	3,835
Capitalized interest	—	—	—	—	—	—
Interest portion of rentals *	2,402	2,842	2,380	2,610	3,015	2,739
Total fixed charges	$27,442	$39,488	$16,988	$3,115	$3,563	$6,574
Ratio of earnings to fixed charges	7.3	9.6	16.0	74.8	88.1	31.8

*    Calculated as one-third of rentals.  Considered a reasonable approximation of interest factor.